EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

February 22, 2007

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:            Evergreen Municipal Trust, File Nos. 333-36033 and 811-08367 (the “Registrant”)

            Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A

            For the Evergreen High Income Municipal Bond Fund (the “Fund”)

Dear Mr. O'Connor:

In response to your comments to the Registrant’s Form N-1A filing made on December 29, 2006, pursuant to Rule 485(a) to change the name and strategy of the Fund (accession no. 0000907244-06-000778). Please note the following responses:

Prospectus

Comment:       You noted that the Fund’s investment strategy includes investments in medium to lower rated bonds. In addition, you noted that we disclose “Below Investment Grade Bond Risk” as a risk of investment in the Fund. You requested that we specifically reference the fact that the bonds invested in as part of this strategy are below investment grade bonds, commonly referred to as “high yield” or “junk” bonds.

Response:      The requested disclosure has been added.

Comment:       In the additional risk paragraph which discusses situations where the Fund’s investments may fail to be tax-exempt, you requested that we disclose that the alternative minimum tax may be applicable to the Fund’s investments.

Response:      The requested disclosure has been added.

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file a post-effective amendment to the Registration Statement on or around February 23, 2007 to respond to your comments.  Please feel free to call me at (617) 210-3676 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy